Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 26, 2020

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Mortgage Opportunity Fund Inc.

Registration Statement on Form N-2, File Nos. 811-22369, 333-236154

Dear Ms. Dubey:

On behalf of Western Asset Mortgage Opportunity Fund Inc. (the “Fund”), please find a redline comparing the final draft of Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-2 to the version of the Registration Statement originally filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to additional comments received by telephone from the staff (the “Staff”) of the Commission on March 20, 2020 relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Regarding the sub-section titled “Use of Proceeds” on page 23 of the Prospectus, in light of current market conditions, please consider whether it may take longer than three months for the Fund to invest substantially all of the net proceeds of any offering. If the Fund expects any delays in its ability to invest substantially all of the net proceeds of any offering, please disclose the reason for such delays and include the appropriate risk factors.

In light of current market conditions, the Fund confirms that it is still currently anticipated that the Fund will be able to invest substantially all of the net proceeds in accordance with its investment objective and policies within three months after the completion of any offering.

Securities and Exchange Commission	March 26, 2020

2.

The Staff notes that the recent coronavirus (“COVID-19”) pandemic has significantly impacted the market since the filing of the Fund’s Registration Statement. Please consider whether any of the Fund’s risk factors should be revised in light of COVID-19. If the Fund believes that no additional disclosure is warranted, please explain the reason for this determination.

In response to the Staff’s comment, the Fund has renamed its “Market Disruption and Geopolitical Risk” as “Market Events Risk” and has included additional disclosure regarding the risks and impact of COVID-19 and future pandemics on the Fund and its investments.

3.

As a follow up to your response to Comment 21 in your Letter, please confirm that the investments listed in the section titled “The Fund’s Investments—Portfolio Composition” beginning on page 26 of the Prospectus are principal investments, as the first sentence says that, “[t]he Fund’s portfolio is composed principally of the following investments.”

The Fund confirms that the investments listed in the section titled “The Fund’s Investments—Portfolio Composition” beginning on page 26 of the Prospectus are the Fund’s principal investments.

4.	Please remove any non-principal investment strategies or non-principal risks from the Prospectus Summary.

The Fund confirms that the Prospectus Summary only includes the Fund’s principal investment strategies and principal risks.

5.

As a follow up to your response to Comment 23 in your Letter, please distinguish principal and non-principal risks in the section titled “Risks” beginning on page 39 of the Prospectus. See ADI 2019-08 – Improving Principal Risks Disclosure.

The Fund confirms that the risks in the section of the Prospectus titled “Risks” are the principal risks of the Fund. In response to the Staff’s comment, the Fund has revised the first paragraph of this section to clarify that this section only includes the Fund’s principal risks. While certain principal risks discussed in this section are not summarized in the Prospectus Summary and instead only listed in the “Additional Risks” sub-section of the Prospectus Summary, the discussion in the section of the Prospectus titled “Risks” is intended to provide greater detail on the principal risks addressed in the Prospectus Summary. The Fund does not believe that dividing this section of the Prospectus into additional subsections is required under Form N-2 or that it would be of material benefit to investors.

6.

As a follow up to your response to Comment 26 in your Letter, the Staff does not agree with the Fund’s assertion that this service charge is not a dividend reinvestment plan fee. As such, per Instruction 4 to Item 3.1 of Form N-2, please reflect this fee in the table in the section titled “Summary of Fund Expenses” on page 17 of the Prospectus with, if necessary, an explanatory footnote.

Securities and Exchange Commission	March 26, 2020

The Fund reiterates its belief that this service charge is not a dividend reinvestment plan fee. Instead, the service charge is only charged when a stockholder elects to sell any shares obtained pursuant to the dividend reinvestment plan. A stockholder that participates in the dividend reinvestment plan but never elects to sell its shares will not be charged this service charge. As a result, this service charge is not a “fee charged to participating shareholder accounts” since not all stockholders are charged this fee and, therefore, the fee is not charged to “participate” in the dividend reinvestment plan. In light of the Staff’s comment, the Fund has revised the footnotes to the table to clarify that the “None” amount indicated in the line item for “Dividend Reinvestment Plan Fees” refers only to fees charged to participate in the dividend reinvestment plan and does not cover additional charges made in connection with sales of shares acquired under the plan.

7.

As a follow up to your response to Comment 36 in your Letter, please include fees paid to the sub-advisers in the section titled “Investment Manager—Investment Manager and Subadviser” on page 39 of the Statement of Additional Information.

The Fund again respectfully declines to revise its disclosure in the response to this comment. The Fund notes that Item 20.1.c(1) of Form N-2 requires the Fund to disclose the dollar amounts “paid to the adviser by the Registrant[.]” No advisory fees are paid by the Fund directly to the subadvisers. Instead, Western Asset, one of the Fund’s subadvisers, receives an annual subadvisory fee, payable monthly, from LMPFA, the Fund’s investment manager, in an amount equal to 70% of the management fee paid to LMPFA by the Fund. Western Asset pays Western Asset Limited, the other subadviser to the Fund, a monthly subadvisory fee in an amount equal to 100% of the management fee paid to Western Asset on the assets that Western Asset allocates to Western Asset Limited to manage. As such, the Fund believes that the current disclosure in the Registration Statement regarding the fees paid to the Fund’s investment manager already cover the fees paid to the Fund’s subadvisers.

8.

If the Fund files its Pre-Effective Amendment No. 1 to the Registration Statement on or after April 1, 2020, please confirm that the Fund has complied with the requirements under Final Rule 33-10618, “FAST Act Modernization and Simplification of Regulation S-K” to include hyperlinks to all exhibits and to information that is incorporated by reference in the filing.

The Fund anticipates filing its Pre-Effective Amendment No. 1 to the Registration Statement prior to April 1, 2020. If the Fund files its Pre-Effective Amendment No. 1 to the Registration Statement on or after April 1, 2020, it will comply with the requirements under Final Rule 33-10618, “FAST Act Modernization and Simplification of Regulation S-K” to include hyperlinks to all exhibits and to information that is incorporated by reference in the filing.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Securities and Exchange Commission	March 26, 2020

cc:	David W. Blass, Simpson Thacher & Bartlett LLP

George Hoyt, Legg Mason

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